Exhibit 99.3

PRESS RELEASE

Sanofi to Collaborate with Google Life Sciences to Improve Diabetes Health Outcomes

- Will work together on new digital technology and tools for diabetes -

- Aim to use data and miniaturized technology to provide patients with more tools to self-manage their disease, healthcare professionals with the ability to better support and treat patients -

- Strive to shift from episodic, event-driven diabetes care to continuous,

value-based care -

Paris and Mountain View, Calif. - August 31, 2015 - Sanofi and the life sciences team at Google announced today that they are collaborating to improve care and outcomes for people with type 1 and type 2 diabetes. The collaboration will pair Sanofi’s leadership in diabetes treatments and devices with Google’s expertise in analytics, miniaturized electronics and low power chip design. The companies will explore how to improve diabetes care by developing new tools that bring together many of the previously siloed pieces of diabetes management and enable new kinds of interventions. This includes health indicators such as blood glucose and hemoglobin A1c levels, patient-reported information, medication regimens and sensor devices.

Sanofi and the life sciences team at Google will combine their respective expertise in science and technology to work on better ways to collect, analyze and understand multiple sources of information impacting diabetes. The hope is that it will be easier for patients to successfully manage their diabetes, which would reduce the risk of complications, improve outcomes and ultimately lower costs.

“As a global leader in diabetes care, we have both an obligation and a commitment to provide integrated solutions for people living with diabetes,” said Olivier Brandicourt, MD, Chief Executive Officer, Sanofi. “This initiative combines Sanofi’s strength and knowledge in diabetes with Google’s leadership in technology and analytics to create a first-of-its-kind initiative with the potential to transform diabetes care.”

“With new technologies emerging to provide a more continuous and real-time view of a patient’s health, we can see the promise for more proactive and effective ways to control diabetes,” said Andy Conrad, CEO of the life sciences team at Google. “Together with Sanofi, we believe diabetes management can be simpler and more convenient, which may help patients achieve an improved quality of life.”

“We have built expertise in providing holistic, integrated solutions that combine medicines, devices, technologies and services,” said Pascale Witz, Executive Vice President, Sanofi, who will lead the Global Diabetes and Cardiovascular Care Business Unit in the company’s new organizational structure. “The life sciences team at Google can help us improve the patient experience, outcomes and manage healthcare costs more effectively.”

“We are experiencing a worldwide pandemic of diabetes, and it’s very encouraging to see healthcare and technology innovators step up to the challenge of providing cutting edge tools and care advancing technologies to help people with diabetes manage their disease, 24/7,” said John L. Brooks, III, President and CEO of Joslin Diabetes Center, which is a partner to the collaboration. “Technology, sensors, analytics, and digital solutions will revolutionize how blood sugars are managed, which will deliver improved quality of life, lowering the risk of complications and reducing the costs and barriers associated with diabetes care. Ultimately, I truly hope we’re able to turn the Joslin Diabetes Center into a museum.”

About Diabetes

Diabetes mellitus, or simply diabetes, is a chronic disease that occurs when the pancreas is no longer able to make insulin, or when the body cannot make good use of the insulin it produces. Insulin is a hormone made by the pancreas that acts like a key to let glucose from the food we eat pass from the blood stream into the cells in the body to produce energy. All carbohydrate foods are broken down into glucose in the blood. Insulin helps glucose get into the cells.(1)

Not being able to produce insulin or use it effectively leads to raised glucose levels in the blood (known as hyperglycemia). Over the long-term high glucose levels are associated with damage to the body and failure of various organs and tissues.(2)

The latest edition IDF Diabetes Atlas, published on World Diabetes Day, estimates that people living with diabetes will surge from 382 million to 592 million people by 2035.(3)

About Sanofi Diabetes

Sanofi strives to help people manage the complex challenge of diabetes by delivering innovative, integrated and personalized solutions. Driven by valuable insights that come from listening to and engaging with people living with diabetes, the Company is forming partnerships to offer diagnostics, therapies, services, and devices including blood glucose monitoring systems. Sanofi markets injectable, inhaled and oral medications for people with type 1 or type 2 diabetes.

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

About the life sciences team at Google

The life sciences team at Google is focused on helping to move health care from reactive to proactive.  Combining expertise from the fields of biology, chemistry, physics, medicine, electrical engineering, computer science, we’re developing new technology tools for physicians that can integrate easily into daily life and help transform the detection, prevention, and management of disease. Current projects in development include a smart contact lens with miniaturized glucose sensor; a nanodiagnostics platform to help with early detection of disease; and Liftware utensils for people with tremor.

(1)  IDF http://www.idf.org/about-diabetes

(2)  IDF http://www.idf.org/about-diabetes

(3)  IDF http://www.idf.org/sites/default/files/Global_WDD_Final.pdf

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2014. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts: Sanofi Media Relations Mary Kathryn Steel Tel.: + 1 (908) 989-0726 USMediaRelations@Sanofi.com	Investor Relations Sébastien Martel Tel.: + (33) 1 53 77 45 45 ir@sanofi.com

Google Life Sciences

press@google.com